EXHIBIT 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings

Income before income taxes	$552	$494	$759	$799	$203

Interest expense	241	220	266	303	332

Portion of rents representative of the interest factor	132	145	162	162	141

	$925	$859	$1,187	$1,264	$676

Fixed Charges

Interest expense	241	$220	$266	$303	$332

Portion of rents representative of the interest factor	132	145	162	162	141

	$373	$365	$428	$465	$473

Ratio of Earnings to Fixed Charges	2.5	2.4	2.8	2.7	1.4